111 5-85                                                    33,259

[ 33,321]                         Form 12b-25

[As last amended in Release No. 34-21633, January 4, 1985, 50 F.R. 1442.]

          U.S. SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C. 20549
FORM 12b-25                                       SEC File Number
                                                  CUSIP Number
                                                   445540 107

                NOTIFICATION OF LATE FILING
                       (Check One):
[ X ]  Form 10-K     [   ]  Form 11-K  [   ]  Form 20-F  [   ]  Form 10-Q
   [   ]  Form N-SAR

For Period Ended: . .December 31, 1996. . . . . . . . . . . . . .

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
  Nothing in this Form Shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Part I   Registrant Information

  Full Name of Registrant . . . Hungarian Teleconstruct Corp

  Former Name if Applicable

  Address of Principal Executive Office (Street and Number)
  445 Park Avenue


  City, State and Zip Code
   New York NY 10022

Part II   Rules 12B-25 (b) and (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
  [ x ]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [   ]   (b)  The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly
               report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
  [   ]   (c)  The accountant's statement or other exhibit required by
               Rule 12b-25(c) has been attached if applicable.

Part III   Narrative


  State below in reasonable detail the reasons why the form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

                    (Attach Extra Sheets if Needed) 33,260
                         Exchange Act Forms  111  5-85

 Part IV   Other Information

  (1) Name and telephone number of person to contact in regard to this notification
      Frank R. Cohen. . . . . .(212) 758 9870
      (Name)                   (Area Code)    (Telephone Number)

     (2)  Have all other periodic reports required under
          section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that
          the registrant was required to file such report(s) been filed?
          If the answer if no, identify report(s) [ x ] Yes  [   ]  No

     (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [x ] No

          If so:
          attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.


                   Hungarian Teleconstruct Corp . . . . . .
               (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

   Date:  03/26/96               By /s/ Frank R. Cohen.


                         ATTENTION

       Intentional misstatements or omissions of fact constitute
       Federal Criminal Violations (See 18 U.S.C. 1001).

       RIDER TO FORM 12 - B - 25


    The reason for the delay is due to the fact that the Company came up with some additional data on the last day, necessitating changes in the financial statements.